Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2009	2008

Earnings:

Income before income taxes	$2,248	$2,718

Add:
Interest and other fixed charges, excluding capitalized interest	92	70

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	204	207

Distributed income of investees accounted for under the equity method	4	4

Amortization of capitalized interest	3	3

Less: Equity in earnings of investments accounted for
under the equity method	7	15

Total earnings available for fixed charges	$2,544	$2,987

Fixed charges:

Interest and fixed charges	$106	$83

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	204	207

Total fixed charges	$310	$290

Ratio of earnings to fixed charges	8.21x	10.30x

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